T.	Rowe Price Tax-Efficient Funds, Inc.

T.	Rowe Price Tax-Efficient Equity Fund

T.	Rowe Price Tax-Efficient Growth Fund merged into the T. Rowe Price Multi-Cap

Growth Fund on August 28, 2009. Then T. Rowe Price Price Multi-Cap Growth Fund changed its name to T. Rowe Price Tax-Efficient Equity Fund.